UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51943

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **J.A.K. Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Windward Ct.
                              (No. and Street)

Collegeville	**PA**	**19426**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James A. Kelly	**267-252-3490**	Jim@jaksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Siana Carr O'Connor & Lynam, LLP
(Name – if individual, state last, first, and middle name)

1500 E Lancaster Ave, Suite 202	**Paoli**	**PA**	**19301**
(Address)	(City)	(State)	(Zip Code)

08/11/2009	3705
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**







OATH OR AFFIRMATION

I, James A. Kelly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.A.K. Securities Inc., as of 12/31, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

Notary Public

Commonwealth of Pennsylvania - Notary Seal
CHRISTY L MAVRAKIS - Notary Public
Montgomery County
My Commission Expires August 3, 2025
Commission Number 1243819

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.A.K. Securities Incorporated

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

J.A.K Securities Incorporated
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	98,605
Deposit with Clearing Firm		223,478
Accounts Receivable		67,776
Due from Clearing Firm		41,390
Other Assets		2,831
Total Assets	$	434,080

Liabilities:

Accounts Payable and Accrued Expenses	$	38,441

Stockholder's Equity:

Common stock, $ 1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional Paid In Capital		256,500
Retained Earnings		138,139
Total Stockholder's Equity		395,639
Total Liabilities and Stockholder's Equity	$	434,080

1

See Accompanying Notes

Note 1   **Nature of Business**

J.A.K. Securities Inc. (The 'Company") is a PA Corporation, incorporated in May of 1999. The Company is a registered broker dealer with the Securities Exchange Commission (SEC) and is a member of NASDAQ OMX PHLX (PHLX). The Company has been an SEC and PHLX member since August 1999. The Company engages in floor activity, solely to execute orders on behalf of its clients. The Company does not clear securities transactions or take possession or control of securities.

Note 2   **Summary of Significant Accounting Policies**

a)   **Accounts Receivable**
The Company carries accounts receivable at cost, less allowance for credit losses when applicable. No allowance was required at December 31, 2023. Management regularly assesses the collectability of receivables based on historical experience and age of the outstanding balances. Amounts are generally paid within 30-60 days. 59% of accounts receivable was due from 2 customers at December 31, 2023. These two customers comprised 57% of commission revenue in 2023. Accounts receivable at the beginning of the year was $83,095.

b) **Receivable to/from clearing organization**

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents rebates due to the Company. Amounts are generally paid within 60 days. There was no receivable at the beginning of the year. Amounts due to the clearing organization for various charges are included in accounts payable.

c) **Revenue Recognition**

The Company earns commission by buying and selling securities for a diverse group of institutional investors. Commissions and related clearing expenses are recoded on a trade date basis, which is the date the order is filled. The Company also earns rebates through its clearing organization when buying and selling securities. Rebates are recorded on a trade date basis, which is the date the order is filled. Interest income is recognized when earned.

d) **Income Taxes**

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and the Pennsylvania State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. The shareholder reports the Company's income on his personal income tax return.

e) **Cash**
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided.   For purposes of the statement of cash flow, the deposit with clearing firm is included in cash equivalents because the deposit is held in US dollars. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

f) **Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions effect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from these estimates.

g) **Subsequent Event**
The Company has evaluated subsequent events through evaluation March 29, 2024 the date of the financial statements were issued.

Note 3   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 4 -   **Net Capital Requirements:**

The Company is subject to and complies with the requirements for broker dealers under SEC rule 15c3-1 requiring the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had a net capital of $333,417 which was $233,417 in excess of its required net capital of $100,000. At December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 11.5%.



SECURITIES, INC.

20 WINDWARD COURT · COLLEGEVILLE, PA 19426
P 800.510.0945 · F 215.246.9651

J.A.K. Securities Inc.
15c3-3 Exemption Report

For the Year Ended December 31, 2023

J.A.K. Securities Inc. (hereinafter "JAK"), is a registered broker dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 CFR §240.17a-5, Reports To Be Made By Certain Brokers and Dealers). This Exemption Report was prepared as required by 17 CFR §240.17a-5(d)(l) and (4).

To the best of its knowledge and belief JAK states the following:

(1) JAK claims an exemption from 240.15c3-3 in accordance with section (k)(2)(ii).

(2) JAK met the exemption provision of 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, James A. Kelly, swear that to the best of my knowledge and belief this Exemption Report is true and correct.

Signature: ____________________
Title: President

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of J.A.K. Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of J.A.K. Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of J.A.K. Securities, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of J.A.K. Securities, Inc.'s management. Our responsibility is to express an opinion on J.A.K. Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Marks Baughan Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

We have served as J.A.K. Securities, Inc.'s auditor since 2024.

Paoli, PA
March 29, 2024

Members of: American Institute of Certified Public Accountants • Pennsylvania Institute of Certified Public Accountants • Private Companies Practice Section of American Institute of Certified Public Accountants